

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 9, 2011

<u>Via US Mail</u>
Mr. Andrew Aird
President
Fresh Start Private Holdings, Inc.
112 North Curry Street
Carson City, Nevada 89703

>   **Re: Fresh Start Private Holdings, Inc.**
>   **Form 10-K for the Year Ended November 30, 2010**
>   **Filed August 23, 2011**
>   **File No. 000-53400**

Dear Mr. Aird:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Brian Cascio

                    Brian Cascio
                    Accounting Branch Chief